FULLCAST®

www.fullcast.co.jp

05010044

RECEIVED
2005 JUL 29 A 10:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 26, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail stop : 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO.82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd., a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Gearing up for Launch of Banking Service

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9856, Facsimile +81-3-3780-9967)

Very truly yours,

Fullcast co., Ltd

PROCESSED
JUL 29 2005
THOMSON FINANCIAL

Shingo Tsukahara

Shingo Tsukahara
Director

dlw 7/29

SN-2005-3

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507 (Direct) FAX : +81-3-3780-9510
e-mail. IR@ms1.fullcast.co.jp

July 25, 2005

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yutaka Kubo, Director and Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone: +81-3-3780-9507

To whom it may concern:

Fullcast Gears up for Launch of Banking Service

Fullcast Co. Ltd. decided to set up a preparatory entity with a view to establishing a new bank in a board of directors meeting held on July 25, 2005. Subject to obtaining approval of banking license by regulatory authorities, we aim at launching banking services by the end of 2006.

Details

1. Purpose of establishing new bank

We start to gear up to establish a bank to offer financial products and services for individual clients, including youths who lead the next generation. In addition, we will provide prospective, excellent small- and medium-size companies or venture businesses with funds or business opportunities, thereby contributing to stimulating the Japanese economy.

Capital adequacy of the new bank is expected to start with around 5 billon yen. It will take the form of a consortium made up of primarily Fullcast and several dozen excellent companies, which can be our business partners, and likely have no major shareholder stipulated under the bank law. The business territory, specific services, or details of the business plan, and others are yet to be determined.

2. Role of Fullcast

Fullcast will function as the founder of the preparatory entity for establishing the bank. At the same time, we will offer expertise on business management cultivated through the human resources outsourcing business, or provide client-oriented products and services based on clients' needs obtained from more-than-1-million registered staff members and client companies. Thereby, we will take part in making preparations for establishing the bank.

3. Outline of the preparatory entity to establish the bank (provisional)

(1)	Trade name	FULLCAST PARTNERS CO., LTD. (tentative)
(2)	Representative	Takehito Hirano, President and CEO
(3)	Location of central branch	Shibuya Ward, Tokyo
(4)	Date of establishment	August 2005
(5)	Capital	100 million yen
(6)	Shareholder composition	100% Fullcast (outset)

4. Business prospects

The Fullcast Group expects to boost profits through the establishment of the new bank. However, no specific time frames for obtaining a license to enter the banking business, or starting banking services, and others are yet to be determined.

The impact that this will have on our projected consolidated operating results for the fiscal year ending September 2005 is minor; thus, there are no changes to be made.

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